United States securities and exchange commission logo





                                August 23, 2022

       Carley Kennedy
       General Counsel
       Holley Inc.
       1801 Russellville Road
       Bowling Green, Kentucky 42101

                                                        Re: Holley Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 11,
2022
                                                            File No. 333-266779

       Dear Ms. Kennedy:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed August 11, 2022

       General

   1. Please be advised that we will not be in a position to declare your filing effective until all outstanding comments on
your Form 10-K for the fiscal year ended December 31, 2021
                                                        are resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Carley Kennedy
Holley Inc.
August 23, 2022
Page 2

       Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.



                                                        Sincerely,
FirstName LastNameCarley Kennedy
                                                        Division of Corporation
Finance
Comapany NameHolley Inc.
                                                        Office of Manufacturing
August 23, 2022 Page 2
cc:       Jay Knight
FirstName LastName